Exhibit 99.1

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of September 30, 2024	As of December 31, 2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$110,766,415	$90,963,594
Restricted cash	915,698	—
Accounts receivable, net	9,914,196	7,347,892
Inventories	5,856,493	6,576,151
Prepaid expenses and other current assets	3,628,036	3,922,368
TOTAL CURRENT ASSETS	$131,080,838	$108,810,005

NON-CURRENT ASSETS:
Property, plant and equipment, net	$67,700,083	$70,510,340
Intangible assets, net	51,064	56,069
Land-use rights, net	636,685	650,187
Right-of-use assets	204,439	215,392
Deferred offering costs	1,070,608	605,866
Other non-current assets	173,206	174,317
TOTAL NON-CURRENT ASSETS	$69,836,085	$72,212,171
TOTAL ASSETS	$200,916,923	$181,022,176

LIABILITIES
CURRENT LIABILITIES:
Short-term loans	$5,557,456	$6,478,964
Long-term loans	2,164,201	781,701
Accounts payable	15,003,376	7,786,391
Deferred income	53,132	65,495
Accrued expenses and other payables	2,240,720	3,433,862
Taxes payable	2,517,577	857,512
Lease liabilities	23,326	41,985
TOTAL CURRENT LIABILITIES	$27,559,788	$19,445,910

NON-CURRENT LIABILITIES:
Long-term loans	$15,547,246	$16,726,570
Lease liabilities	169,032	212,615
Deferred tax liabilities	1,601,179	1,580,428
TOTAL NON-CURRENT LIABILITIES	$17,317,457	$18,519,613
TOTAL LIABILITIES	$44,877,245	$37,965,523

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares (47,973,428 shares issued and outstanding as of September 30, 2024 and December 31, 2023)	$37,370,297	$37,370,297
Additional paid-in capital	—	—
Statutory reserve	10,435,949	10,435,949
Accumulated other comprehensive loss	(3,158,361)	(5,119,036)
Retained earnings	111,391,793	100,369,443
TOTAL SHAREHOLDERS’ EQUITY	$156,039,678	$143,056,653
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$200,916,923	$181,022,176

F-1

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the nine months ended September 30,
	2024	2023
Revenue	$105,679,367	$98,568,069
Cost of revenue	(72,031,579)	(63,703,428)
Gross profit	33,647,788	34,864,641

Operating expenses:
Selling expenses	(14,967,668)	(12,647,124)
General and administrative expenses	(2,755,130)	(3,121,788)
Research and development expenses	(3,029,250)	(2,692,314)
Total operating expenses	(20,752,048)	(18,461,226)

Other income (expenses):
Interest income	148,448	132,925
Interest expenses	(808,795)	(716,982)
Other income, net	12,802	62,856
Other expense, net	(350,005)	(2,091,124)
Exchange gain (loss)	9,844	(29,757)
Total other expenses, net	(987,706)	(2,642,082)

Income before income tax	11,908,034	13,761,333
Income tax expenses	(885,684)	(3,549,744)
Net income	$11,022,350	$10,211,589

Other comprehensive income
Foreign currency translation adjustments, net of tax	(1,960,675)	7,629,392
Comprehensive income	$9,061,675	$17,840,981

Earnings per share, basic and diluted	$0.23	$0.21

Weighted average number of shares	47,973,428	47,973,428

F-2

WING YIP FOOD HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the nine months ended September 30,
	2024	2023
Cash flows from operating activities:
Net income	$11,022,350	$10,211,589
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property, plant and equipment	3,141,040	3,692,757
Property, plant and equipment written off	268,313	2,020,780
Allowance for doubtful accounts	3,691	—
Amortization of intangible assets	6,751	4,717
Amortization of land use right	20,598	21,076
Amortization of right-of-use asset	19,314	173,316
Deferred income taxes	20,751	1,820,936
Changes in operating assets and liabilities:
Accounts receivable	(2,569,995)	(3,009,276)
Inventories	719,658	2,581,270
Prepaid expenses and other current assets	294,336	3,469,653
Other non-current assets	1,111	35,423
Accounts payable	7,216,985	(2,358,210)
Deferred revenue	(12,363)	(17,288)
Taxes payable	1,660,065	(88,757)
Lease liabilities	(62,242)	(134,913)
Accrued expenses and other payables	(1,193,142)	(423,104)
Net cash provided by operating activities	20,557,221	17,999,969

Cash flows from investing activities:
Purchase of property, plant and equipment	(11,992)	(4,649)
Purchase of intangible assets	(570)	—
Net cash used in investing activities	(12,562)	(4,649)

Cash flows from financing activities:
Proceeds from short-term loans	5,842,453	6,304,825
Proceeds from long-term loans	1,184,018	5,051,778
Repayment of short-term loans	(1,118,405)	(233,004)
Repayment of long-term loans	(6,839,945)	(3,700,658)
Deferred offering costs	(464,742)	(248,753)
Net cash (used in) provided by financing activities	(1,396,621)	7,174,188

Effect of exchange rate changes on cash held in foreign currencies	1,570,481	(4,960,479)
Net increase in cash	20,718,519	20,209,029
Cash at beginning of the year	90,963,594	67,393,694
Cash at end of the year	$111,682,113	$87,602,723

Supplemental disclosures of cash flows information:
Cash paid for income taxes	3,598,713	2,437,472
Cash paid for interest expense	752,805	663,978

Supplemental non-cash financing activity:
Lease liabilities arising from obtaining right-of-use assets	—	7,977

F-3